
05041566


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 7 2005
WASH., D.C.
213

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SEC FILE NUMBER
8- 65758

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GP DIRECT CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O GETTENBERG CONSULTING, 65 BROADWAY, SUITE 1004

(No. and Street)

NEW YORK, N.Y. 10006

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN GLAZIER 212-514-8414

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.

(Name — *if individual, state last, first, middle name*)

99 WEST HAWTHORNE AVENUE VALLEY STREAM, N.Y. 11580

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/29/05 S.S

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEVIN GLAZIER, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o GP DIRECT CORP., as o DECEMBER 31, 2004 are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o a customer, except as follows:

-NO EXCEPTIONS



Signature

PRESIDENT

Title

Notary Public ON THIS 4TH day of MAR 05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, NY 11580

(516) 568-2700 - FAX (516) 568-2911

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

To the Board of Directors and Shareholder of
GP Direct Corp.

In planning and performing our audit of the financial statements and supplemental schedule of GP Direct Corp. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of GP Direct Corp. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the The New York Stock Exchange, the SEC, the National Association of Securities Dealers, Inc. and any other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



GLASSER & HAIMS, P.C.

February 10, 2005

GP DIRECT CORP.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2004

GLASSER & HAIMS, CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

GLASSER & HAIMS, P.C.
CERTIFIED ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580
(516) 568-2700 - FAX (516) 568-2911

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

To The Stockholder

GP DIRECT CORP.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of GP Direct Corp. as a December 31, 2004 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GP Direc Corp. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages eight and nine is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



GLASSER & HAIMS, P.C.
February 7, 2005

GP DIREDT CORP.

TABLE OF CONTENTS

GP DIRECT CORP.

BALANCE SHEET

DECEMBER 31, 2004

ASSETS

Current Assets:		
Cash and cash equivalents (Note 1c)	$ 58,153	
Commission receivable	233,828	
TOTAL CURRENT ASSETS		$ 291,981
Other Assets:		
Advances	$ 6,910	
Organization Expenses (Net)	19,272	
TOTAL OTHER ASSETS		26,182
TOTAL ASSETS		$ 318,163

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accrued expenses payable	$ 83,067	
TOTAL LIABILITIES		$ 83,067
Commitments and Contingencies: (Note 4)		
Stockholder's Equity:		
Capital stock, no par value; authorized 300 shares; issued and outstanding 300 shares;	$ 105,000	
Additional paid-in capital	36,000	
Retained earnings	94,096	
TOTAL STOCKHOLDER'S EQUITY		235,096
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 318,163

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

GP DIRECT CORP.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES: (Note 1)		
Commissions	$ 2,531,807	
Interest	620	
TOTAL REVENUES		$ 2,532,427
EXPENSES:		
Officers' compensation	$ 306,250	
Employee compensation and benefits (Note 3)	816,269	
Seat Lease (Note 4)	569,708	
Clearance charges	46,209	
Commissions	84,206	
Insurance	33,440	
Rent	12,500	
Communications	98,361	
Professional fees	83,838	
Travel and entertainment	74,181	
NYSE dues	144,805	
Subscriptions & courses	2,277	
Depreciation & amortization	6,761	
Errors	101,269	
SIPC	305	
Other	24,982	
TOTAL EXPENSES		2,405,361
INCOME BEFORE TAXES		$ 127,066
TAXES - New York State & New York City		12,825
NET INCOME		$ 114,241

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

GP DIRECT CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Issued Common Stock	Additional Paid-In Capital	Retained Earning	Stockholder's Equity
Balance, beginning	$ 105,000	$ 36,000	$ -20,145	$ 135,096
Net income	-	-	114,241	114,241
Balance, 12/31/04	$ 105,000	$ 36,000	$ 94,096	$ 235,096

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

GP DIRECT CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 114,241	
Adjustments to reconcile net income to net cash provided from operating activities:		
Deprciation & amortization	6,761	
(Increase) Decrease in Assets:		
Increase in commission receivable	-144,061	
Increase in advances	-6,910	
Increase in furniture & fixtures	-1,841	
Increase (Decrease) in liabilities:		
Increase in Accrued expenses payable	59,529	
Decrease in Loans & Advances	-20,500	
Net Cash Provided From Operating Activities		$ 7,219
Net Decrease In Cash and Cash Equivalents		$ 7,219
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		50,934
CASH AND CASH EQUIVALENTS - END OF YEAR		$ 58,153

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THIS STATEMENT

GP DIRECT CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1. SIGNIFICANT ACCOUNTING POLICIES

a. THE COMPANY

The Company, which was formed in New York State on January 3, 2003, is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and a member of the New York Stock Exchange (NYSE).

The Company specializes in executing order for others on the New York Stock Exchange.

b. METHOD OF ACCOUNTING

The Company maintains its books and records on the accrual method of accounting, in accordance with generally accepted accounting principles.

Organization expense is being amortized over a period of sixty months commencing December 2003.

c. CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

d. INCOME TAXES

The Company, which maintains books and records on the accrual method of accounting, is subject to state and local income taxes (see note 2).

2. INCOME TAXES

As of December 31, 2003, The Company, with consent of its stockholder, has filed an election to be taxed as an S Corporation under Section 1362 (a) of the Internal Revenue Code and under Section 660 of Article 22 of the New York State Tax Code. Such election permits its income to be taxed to the stockholders rather than the Company, whether or not such income has been distributed. Income taxes are payable to New York City which does not recognize S Corporation status.

4. COMMITMENTS AND CONTINGENCIES

The Company leases three seats on the New York Stock Exchange for a period of twelve months.

5. NET CAPITAL

The Company is subject to the Securities & Exchange Commission Uniform Net capital Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital and aggregate indebtedness of $206,379 and $189,817 respectively. The net capital ratio was .92 to 1 or 92% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $193,718.

6. ANNUAL REPORT

Pursuant to the Securities & Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at Gettenberg Consulting, 65 Broadway, New York, New York 10006 and the New York regional office of the Commission.

GP DIRECT CORP.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

PURSUANT TO RULE 15C3-1

DECEMBER 31, 2004

NET CAPITAL:		
Stockholder's equity		$ 235,096
Deductions and charges:		
Commission receivable over 30 days	$ 2,535	
Other Assets	26,182	28,717
Net Capital Before Haircuts on Securities		$ 206,379
Haircuts on securities		0
NET CAPITAL		$ 206,379
AGGREGATE INDEBTEDNESS:		
Accrued expenses payable	$ 86,067	
Other unrecorded amounts - seat lease guarante	103,750	
	$ 189,817	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6 2/3% of $189,817. or $5,000)		$ 12,661
Excess net capital		$ 193,718
Excess net capital at 1,000%		$ 187,397
Percentage of aggregate indebtedness to net capital		92%

The difference between net capital shown in the above computation and the net capital shown in the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing is due to the following:

Net capital - above	$ 203,821
Net capital as filed	206,379
	$ -2 258
Represented by differences in the following:	
Accrued expenses	$ -2,559
Rounding	1
Difference, as above	$ -2,558

GP DIRECT CORP.

EXEMPTION FROM RESERVE REQUIREMENTS FOR BROKER DEALERS

UNDER RULE 15C3-3 (K) (ii)

DECEMBER 31, 2004

The Company is exempt from reserve requirements for broker-dealers under Rule 15c3-3 sub-paragraph (k) (ii) as it carries no margin or other securities accounts, and meets all other requirements of the Rule.